                                               EQU: TSX, NYSE

Equal Energy Notice of Third Quarter 2010 Results,
Conference Call and Webcast Details

Calgary, Alberta – (CNW – November 9, 2010) Equal Energy (“Equal”, the “Company”) will be announcing third quarter 2010 financial and operating results on Monday, November 15, 2010 prior to market opening.  A conference call and live audio webcast to discuss these results has been scheduled for Tuesday, November 16, 2010 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

To access the call on Tuesday, November 16, 2010, please dial 1-888-231-8191 or 647-427-7450 in Toronto.  The audio webcast will be available on the homepage of Equal’s website at www.equalenergy.ca.  A replay of the conference call will be available until 11:59 p.m. Mountain Time, November 30, 2010. The replay may be accessed on Equal’s website in the Investor Relations section, or by dialing 1-800-642-1687 or 1-416-849-0833, followed by pass code 19042136#.

For further information please contact:
Dell Chapman
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.